Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30	Year Ended December 31
	2014	2013	2012	2011	2010	2009
	(in millions of dollars, except ratios)
Earnings
Income Before Income Tax	$985.1	$1,205.2	$1,249.5	$333.3	$1,319.9	$1,283.9
Fixed Charges	138.7	175.1	169.8	165.5	163.1	146.2

Adjusted Earnings	$1,123.8	$1,380.3	$1,419.3	$498.8	$1,483.0	$1,430.1

Fixed Charges
Interest and Debt Expense, excluding Costs Related to Early Retirement of Debt	$115.8	$149.4	$145.4	$143.3	$143.3	$126.2
Interest Credited on Investment Products	11.1	10.2	9.7	9.4	8.9	8.4
Portion of Rents Deemed Representative of Interest	11.2	14.7	13.9	12.0	9.8	10.0
Other	0.6	0.8	0.8	0.8	1.1	1.6

Total Fixed Charges	$138.7	$175.1	$169.8	$165.5	$163.1	$146.2

Ratio of Earnings to Fixed Charges	8.1	7.9	8.4	3.0	9.1	9.8